Exhibit 26 (d)(c)

Accelerated Death Benefit Rider

Disclosure: The receipt of the Accelerated Death Benefit Amount may be taxable. You should seek assistance from your personal tax advisor prior to electing the benefit.	In this rider “we”, “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy at the time an owner’s right is exercised.

THE CASH VALUE/ACCUMULATION VALUE, IF ANY, AND DEATH BENEFIT WILL BE REDUCED IF AN ACCELERATED DEATH BENEFIT IS PAID.

Effective Date of this Rider. This rider is effective on the Register Date of this policy. If this rider is added after issue of this policy, the effective date of this rider is shown on the Additional Benefits Rider to which it is attached.

Cost Of This Rider. There is no premium or cost of insurance charge for this rider.

This Rider’s Benefit. We will pay an Accelerated Death Benefit in the amount requested by the owner, if the insured person is terminally ill, subject to the provisions of this rider. We will pay an Accelerated Death Benefit under this policy only once and in one lump sum.

Prior to the payment of an Accelerated Death Benefit, we will send to the owner and any irrevocable beneficiary a statement demonstrating the effect of the Accelerated Death Benefit payment on this policy’s values.

The maximum Accelerated Death Benefit payment you may receive is the lesser of:

1.	75% of the death benefit payable under this policy, less any outstanding policy loan and accrued loan interest, and

2.	$250,000.

For purposes of this benefit, the death benefit does not include any accidental death benefits, non-convertible term riders or convertible term riders with an expired conversion period, or any other benefits payable upon the death of any person other than the insured person under the base policy.

We reserve the right to deduct a processing charge of up to $250.00 per policy from the Accelerated Death Benefit payment.

We reserve the right to set a minimum of $5,000 on the amount you may receive under this rider.

Eligibility. To be eligible for this benefit you must provide satisfactory evidence to us that the insured person is diagnosed with a terminal illness limiting life expectancy to twelve months or less. This evidence for eligibility must include, but is not limited to, certification by a physician licensed to practice medicine in the United States or Canada and who is acting within the scope of such license. A physician does not include the owner, the insured person, or a member of either the owner’s or insured person’s family.

Upon our receipt of evidence for eligibility, we will immediately pay an Accelerated Death Benefit to the owner or owner’s estate while the insured person is living, unless such benefit has been otherwise assigned or designated by the owner. However, if the insured person dies after the owner has requested a payment of an Accelerated Death Benefit but before such benefit has been paid by us, we will cancel such request and pay the death benefit under this policy.

How This Rider Relates To The Policy. This rider is a part of the policy. Its benefits are subject to all terms of this rider and the policy. This rider has no cash or loan value. This rider is non-participating.

Interest. Interest will be charged on the amount of the Accelerated Death Benefit and on any unpaid premium we advance after an Accelerated Death Benefit payment. The interest rate at the time of the Accelerated Death Benefit payment is made will not exceed the greater of the following on such date:

For policies with cash values:

1.	the yield on a 90-day treasury bill; or

2.

the higher of (i) the maximum adjustable policy loan interest rate based on the “Published Monthly Average,” as defined below, for the calendar month that ends two months before the date of application for an Accelerated Death Benefit Payment or (ii) the policy guaranteed cash value interest rate plus 1% per year.

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For policies without cash values:

1.	the yield on a 90-day treasury bill; or

2.	the “Published Monthly Average,” as defined below, for the calendar month that ends two months before the date of application for an Accelerated Death Benefit Payment.

The “Published Monthly Average” means the Moody’s Corporate Bond Yield Average – Monthly Average Corporates published by Moody’s Investors Service, Inc., or any successor to it. If such averages are no longer published, we will use such other averages as permitted by the Interstate Insurance Product Regulation Commission.

The interest rate accrued on the portion of the lien which is equal to the policy’s cash value at the time of the benefit acceleration shall be no more than the policy loan interest rate.

Effect Of Accelerated Death Benefit Payment On The Policy. The Accelerated Death Benefit payment, plus any accrued interest, will be treated as a lien against the policy death benefit. The amount payable at death under the policy will be reduced by the full amount of the lien and any other indebtedness outstanding under the policy.

Your access to the policy’s cash value will be limited to the excess of the policy’s cash value over the sum of (1) a specified percentage (which will not be greater than 100%) of the lien and (2) any outstanding policy loan and accrued loan interest. The specified percentage is equal to the net cash value divided by the net death benefit. The net death benefit is the death benefit minus any outstanding policy loan and accrued loan interest.

Additionally, if your policy is a variable life policy, the portion of the cash surrender value that is equal to the specified percentage of the lien and is allocated to investment funds of the Separate Account (SA) will be transferred to and maintained as part of the unloaned portion of the Guaranteed Interest Account (GIA). You may tell us how much of the accelerated payment is to be transferred from each investment fund. Units will be redeemed from each investment fund sufficient to cover the amount that is on lien and transferred to the unloaned portion of the GIA. If you do not tell us how to allocate the payment, we will allocate it based on our rules then in effect.

However, if your variable policy does not have a GIA, the portion of the cash surrender value that is equal to the specified percentage of the lien will be transferred to and maintained in the Money Market Fund of our SA.

Such transfers will occur as of the date we approve an Accelerated Death Benefit payment; there will be no charge for such transfers.

Effect Of Accelerated Death Benefit Payment On Policy Premiums. If your policy is a term, whole life or any other fixed premium policy, premiums will be required to be paid after an Accelerated Death Benefit payment. If any premium is not paid when due, we will advance the amount of the unpaid premium and add it to the lien.

If your policy is a flexible premium variable or universal life policy, and after an Accelerated Death Benefit payment the policy at the beginning of a policy month is in default, we will advance a premium sufficient to keep the policy in force and add it to the lien.

However, if a Disability Premium Waiver Rider or a Disability Waiver of Monthly Deductions Rider is in effect under the policy, this policy’s premium or monthly deductions will be waived as of the date we approve an Accelerated Death Benefit payment.

Rider Limitations. Your right to an Accelerated Death Benefit payment is subject to the following conditions:

1.	The policy must not be in the grace period.

2.	The policy must be in force other than as extended term insurance.

3.	For term insurance policies, there must be at least one year left before the final term expiry date.

4.

You must submit a claim in writing to our Administrative Office in a form satisfactory to us. We will furnish you with a claim form within 15 days after we receive your written request for an Accelerated Death Benefit payment. If we do not, you can comply with this rider’s requirements by providing to us written proof of the nature and extent of the insured person’s terminal illness.

5.	Prior to the Accelerated Death Benefit payment, we will require from any assignee or irrevocable beneficiary a signed acknowledgment of agreement for such payment.

6.	For joint last-to-die policies, a claim may be made under the rider only after the death of the first of the insured persons.

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7.	You may request only one Accelerated Death Benefit payment per policy.

8.

We may require examination of the insured person by our medical representatives at our expense as part of any proof to establish eligibility for benefits under this rider. In the event of a disagreement between licensed physicians, eligibility will be determined by a third medical opinion provided at our expense by a licensed physician who is mutually acceptable to us and the insured.

When This Rider Terminates. Prior to any Accelerated Death Benefit payment you may terminate this rider by providing written notice in a form satisfactory to us and returning the rider to our Administrative Office. The effective date of termination will be the date your request is received at our Administrative Office. Once this rider has been terminated, another Accelerated Death Benefit Rider cannot be attached to the policy.

This rider will terminate when the policy terminates. Termination of this rider will not affect any Accelerated Death Benefit payment for a terminal illness that occurred while this rider was in force. If at any time the amount of the lien equals the total death benefit, the policy will terminate. Termination will occur 31 days after we have mailed notice to the last known address of the owner, unless the full amount of the lien is repaid within 31 days of the notice.

Reinstatement. If this rider terminates, it may be restored in accordance with the conditions specified in the “Restoring Your Policy Benefits” provision of your policy. However, notwithstanding any such restoration of this rider, we will pay an Accelerated Death Benefit under this policy only once and in one lump sum.

Incontestability. The “Incontestability” provision of your policy also applies to this rider.

AXA Equitable Life Insurance Company

[

	Mark Pearson, Chairman of the Board and Chief Executive Officer	Karen Field Hazin, Vice President, Secretary and Associate General Counsel]

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